Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — PRESS RELEASE dated March 3, 2008	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: March 4, 2008

Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES RECORD

ZT ONLINE PCU OF OVER 1.5 MILLION

SHANGHAI, PRC — March 3, 2008 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, announced today that peak concurrent users (“PCU”) for its hit game ZT Online reached 1,529,615 at 8:29PM (Beijing Time) on March 1, 2008. This represents a record-high PCU for Giant’s ZT Online.

Mr. Yuzhu Shi, Giant’s Chairman and CEO commented, “I am very excited by the performance of ZT Online to date. As far as I know, there are only three online games in the world that have achieved a PCU of over 1 million, including Blizzard’s World of Warcraft, Netease’s Fantasy Westward Journey and Giant’s ZT Online. In May 2007, ZT Online reached approximately 1,073,000 PCU, joining this elite group of games that have achieved a PCU of over 1 million. As a market leader, Giant continuously releases new content and features for its games in order to enhance player loyalty and to expand its player base, resulting in this record high PCU achievement for Giant.”

Ms. Wei Liu, President of Giant, added, “we believe the rapid PCU growth in ZT Online is mainly due to the recent launch of our latest expansion pack ‘Neighboring Friends,’ which allows a gamer’s physical location to be shown to other players. This new feature has been very popular with players interested in developing real-life social bonds with their fellow gamers, resulting in new user growth for ZT Online and improved stickiness for existing users. This large-scale expansion pack is the latest of the five expansion packs we have developed for ZT Online since its commercial launch. Each of our past expansion packs have had a significant impact on attracting new users and enhancing player loyalty, and we are already in the process of preparing our next expansion pack for ZT Online. The long-term research and development plan for ZT Online is a core component of our focused strategy, which we hope will enable us to maintain continual revenue growth by releasing innovative and fun features and content based on our users’ preferences.”

About Giant

Giant is one of China’s leading online game developers and operators in terms of revenues, focusing on massively multiplayer online role playing games. Giant's game, ZT Online, was voted the most popular online game in China in 2006 according to the International Data Corporation. Giant has three additional online games that it intends to commercially launch, including Giant Online, King of Kings III and Empire of Sports. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of December 31, 2007 consisted of over 200 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.giantig.com.

Safe Harbor Statement

This release contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 relating to, among other things, Giant’s ability to expand the content and features of ZT Online, including through the development and release of expansion packs, so that its player base and player loyalty increases. Giant may be unsuccessful in developing or releasing expanded content or features for ZT Online, through expansion packs or otherwise. Even if Giant is successful in doing so, it may not attract additional players or increase player loyalty for ZT Online. In addition, Giant’s industry is highly competitive and it faces a number of risks including those outlined under “Risk Factors” beginning on page 12 of Giant’s prospectus filed with the Securities and Exchange Commission on November 1, 2007. Giant undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Investor Contact:	Investor Relations (US):
Eric He, CFO	Mahmoud Siddig
Giant Interactive Group Inc.	Taylor Rafferty
+86 21 6451 5001	212-889-4350

Investor Relations (HK):	Media Contact:
Ruby Yim	John Dooley
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	212-889-4350